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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                            REPORT OF FOREIGN ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                                 FOR THE MONTH
                                       OF
                                   MARCH 1996



                           NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                  Citco Building, Wickhams Cay, P.O. Box 662,
                   Road Town, Tortola, British Virgin Islands
                    (Address of principal executive offices)

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NAM TAI ELECTRONICS, INC.                                NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET                     CONTACT: WENDY WISEMAN
VANCOUVER, B.C.  CANADA  V6C 2W2                                 P.R. SECRETARY
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831



                      NAM TAI ELECTRONICS, INC. ANNOUNCES
                                CORPORATE UPDATE

VANCOUVER, CANADA March 26, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced the following:

GRAND OPENING OF NEW FACTORY COMPLEX
Nam Tai is proud to announce the special Grand Opening Celebration in recognition of the commencement of operations of its new factory complex will be held on May 16, 1996 in Shenzhen, People's Republic of China. This ceremony will commemorate the addition of modern facilities totalling approximately 400,000 sq. ft., including 160,000 sq. ft. of manufacturing space (Phase I), 40,000 sq. ft. of offices as well as new dormitories, canteen and recreational areas, all adjacent to the existing factory complex. It is expected that in excess of 200 guests will attend, including Chinese Government officials and representatives of the Company's customers, suppliers and financial advisors from around the world.

The Company's new factory complex is one of the most modern manufacturing facilities in Southern China, built by the coordinated efforts of Shimizu Corporation of Japan, an internationally recognized construction company, and Guangdong 2nd Building Engineering Co., a first grade Chinese Government owned construction company. These two companies worked together to successfully conclude construction of the new facility on time and within budget.

Nam Tai's recent announcement regarding receipt of ISO 9001 Certification and Texas Instruments 1995 Supplier Excellence Award confirms Nam Tai's expertise in contract manufacturing. Together with the addition of the new factory complex, Nam Tai is well positioned for continued growth in revenue. "Our OEM customers continue to place orders with us because they get the best services available. Nam Tai is proud to be able to offer expanded service and higher technology production from our modern new facility", stated Mr. M.K. Koo, Chairman of Nam Tai.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
Nam Tai's Annual Meeting will be held at 4:30 p.m. on June 20, 1996 at the Plaza Hotel, Fifth Avenue at Central Park South, New York. M.K. Koo commented, "We hope to see continued good attendance at the 1996 Annual Meeting and look forward to reviewing our accomplishments with our shareholders." The record date for the Annual Meeting has been set as May 16, 1996.

DIVIDEND
Details regarding Nam Tai's dividend plan for 1996 will be announced at the Annual Meeting. The Company is incorporating the more formal procedure of announcing its dividend plan at the Annual Meeting into its established dividend policy. The dividend record date will be announced on June 20.

                                     -more-

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CHANGE OF TRANSFER AGENT
Effective March 25, 1996, U.S. Stock Transfer Corporation of Glendale, California will act as the Company's Transfer Agent, Registrar and Dividend Disbursing Agent. Nam Tai has appointed U.S. Stock Transfer Corporation in this capacity in an effort to provide the best possible service to its shareholders.

U.S. Stock Transfer Corporation's address, telephone and facsimile numbers are as follows:

         Stock Transfer Department
         2nd Floor, 1745 Gardena Avenue
         Glendale, California  91204

         Telephone:  (818) 502-1404
         Facsimile:  (818) 502-0674

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9002/9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, MCM, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.


                                     -end-
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NAM TAI ELECTRONICS, INC.                                 NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET                     CONTACT: WENDY WISEMAN
VANCOUVER, B.C.  CANADA  V6C 2W2                                 P.R. SECRETARY
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831


                      NAM TAI ELECTRONICS, INC. ANNOUNCES

      RECOGNITION OF SUPERIOR QUALITY THROUGH  ISO 9001 CERTIFICATION AND
                  TEXAS INSTRUMENTS SUPPLIER EXCELLENCE AWARD

VANCOUVER, CANADA March 18, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF), today announced that it has received ISO 9001 Certification from Bureau Veritas Quality International based in the United Kingdom. ISO stands for the International Organization for Standardization and is a Geneva based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance.

ISO Certification is a series of quality standards developed by the International Organization for Standardization in 1987. These standards confirm superior levels of quality management, design and development, production and quality control. ISO Certification has been adopted by over 50 countries, including Canada, Japan, the United Kingdom and the United States. Meeting ISO standards, particularly ISO 9001 Certification, is becoming critical for companies who wish to sell sophisticated products in the international marketplace.

Nam Tai also received notice that it is a recipient of a Texas Instruments Supplier Excellence Award for commitment to excellence and support of Texas Instruments quality leadership. Texas Instruments, one of the Company's most respected OEM customers, advised that a select group of its suppliers which demonstrated an unwavering commitment to the principle of total quality are being recognized with this award. This relationship is part of a changed way of working together, to exploit opportunity through shared skills and mutual trust.

The ISO 9001 Certification relates to Nam Tai's manufacturing services and marketing activities worldwide and further demonstrates the Company's ability to produce quality products. M.K. Koo, Chairman of Nam Tai, commented "Nam Tai is dedicated to providing our customers with the highest level of efficiency and quality service. We are very honored to have been awarded ISO 9001 Certification and the Texas Instruments Supplier Excellence Award at the same time, and we are further encouraged to continue to upgrade our technology and the quality of our service to our OEM customers. This commitment to upgrade technology and increase quality is the basis of our efforts to increase value for the benefit of our shareholders."

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the Peoples' Republic of China at its ISO 9002/9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, MCM, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.
                                     -end-
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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                For and on behalf of
                                                Nam Tai Electronics, Inc.
                                                by




                                                (S.d.) Koo Ming Kown
                                                -------------------------------
                                                Koo Ming Kown
                                                Chairman


Date:  April 9, 1996